

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com



05008632

Group Secretariat

13th May 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Director's Share Transaction</u>

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Transferred	Price Per Share
Simon Keswick	Cessation of an interest in 10,000 JMH shares following the transfer of the shares out of a family trust by way of gift	13/05/2005	-10,000	N/A

Yours faithfully
JARDINE MATHESON LIMITED

pp

Neil M McNamara
Group Corporate Secretary